1151 Maplewood Drive, Itasca, IL 60143, USA
Main: 1.630.250.5100 Fax: 1.630.773.3744

February 6, 2014

VIA COURIER AND BY EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knowles Corporation

Registration Statement on Form 10

File No. 001-36102

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Spirgel:

Reference is made to the Registration Statement on Form 10 (File No. 001-36102) (as amended to date, including the amendment filed on the date hereof, the “Registration Statement”) filed by Knowles Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on February 6, 2014, the Board of Directors of Dover Corporation (“Dover”) took several actions in connection with the spin-off of the Company from Dover, including establishing the distribution ratio for the spin-off, setting the record date for the distribution of the Shares to be as of February 19, 2014, and setting a distribution date of February 28, 2014. Dover and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis on February 14, 2014, two trading days prior to the record date. In addition, Dover and the Company wish to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on February 10, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12dl-2 thereunder.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2/6/2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact Michael Civale of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3452. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Civale and that such effectiveness also be confirmed in writing to the address above.

Very truly yours,

KNOWLES CORPORATION

By:	/s/ Jeffrey S. Niew
Name:	Jeffrey S. Niew
Title:	President & Chief Executive Officer